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                              May 30, 2024

       Mark Dmytruk
       Chief Financial Officer
       Ginkgo Bioworks Holdings, Inc.
       27 Drydock Avenue
       8th Floor
       Boston, MA 02210

                                                        Re: Ginkgo Bioworks
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40097

       Dear Mark Dmytruk:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and Development Expenses, page 84

   1. Please revise future filings to provide quantitative and qualitative disclosures that give more transparency as to
the type of research and development expenses incurred (i.e., by nature or type of
expense) which should reconcile to total research and development expenses on your
Statements of Operations.
       Non-GAAP Information, page 86

   2. We note your non-GAAP adjustment for merger and acquisition related expenses includes acquired intangible
assets expensed as in-process research and development. We believe the adjustment for
in-process research and development is inconsistent with Question
                                                        100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretation.
                                                        Please confirm to us
you will no longer include the adjustment in any non-GAAP
 Mark Dmytruk
Ginkgo Bioworks Holdings, Inc.
May 30, 2024
Page 2
         financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.



FirstName LastNameMark Dmytruk                              Sincerely,
Comapany NameGinkgo Bioworks Holdings, Inc.
                                                            Division of
Corporation Finance
May 30, 2024 Page 2                                         Office of Life
Sciences
FirstName LastName